UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31298

LANNETT COMPANY, INC.

(Exact name of registrant as specified in its charter)

1150 Northbrook Drive, Suite 155

Trevose, PA 19053

(215) 333-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On June 16, 2023 (the “Effective Date”), Lannett Company, Inc. (the “Company”) emerged from bankruptcy, pursuant to that certain Amended Joint Prepackaged Chapter 11 Plan of Reorganization (the “Plan”) approved and confirmed by the U.S. Bankruptcy Court for the District of Delaware on June 8, 2023. As of the Effective Date, pursuant to the Plan, the Company’s common stock, $0.001 par value (the “Common Stock”), outstanding prior to the effectiveness of the Plan was deemed canceled and extinguished. This Form 15 is intended to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate and suspend all filing obligations under Section 12(g) and Section 15(d), respectively, with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lannett Company, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LANNETT COMPANY, INC.

Date: June 20, 2023	By:	/s/ Samuel H. Israel

Name:	Samuel H. Israel
Title:	Chief Legal Officer and General Counsel